UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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James Hardie Industries plc
(Exact name of registrant as specified in its charter)
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Ireland	001-15240	98-0382260
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1st Floor, Block A One Park Place Upper Hatch Street, Dublin 2		D02 FD79, Ireland
(Address of Principal Executive Offices)		(Zip Code)

Tim Beastrom
Chief Legal Officer
888-542-7343
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
James Hardie Industries plc (the “Company”) is a leading provider of exterior home and outdoor living solutions, with a portfolio that includes fiber cement siding and trim, fiber gypsum interior walls and floors, and composite and PVC decking and railing products.
This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2025 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).
The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined tin is necessary to the functionality or production of certain of its products. The Company’s product categories that may contain tin are: (i) polyvinyl chloride (“PVC”) products, including PVC decking, railing, exterior trim, siding, cladding, pergolas, and accessories and (ii) certain lighting products. The Company conducted a reasonable country of origin inquiry to determine whether any of the 3TG contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the 3TG contained in its products was conducting a supply-chain inquiry using the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) with the Company’s direct suppliers representing 100% of the Company’s spend on these products in 2025, eliciting, as applicable, information regarding (i) the presence of 3TG contained in materials supplied to the Company, (ii) the refiner or smelter of the 3TG, (iii) the country of origin of the 3TG, (iv) whether the 3TG came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company received survey responses from 100% of the suppliers solicited. The Company reviewed and evaluated each response received from this inquiry along with certain public disclosures made by such suppliers. In addition, the Company maintains vertically integrated recycling operations that recycle scrap materials prior to their inclusion in the Company’s products.
Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that, to the extent the Company's suppliers have supplied it with Conflict Minerals that originated in Covered Countries, those Conflict Minerals were sourced from smelters that meet the standards of the Responsible Minerals Initiative's Responsible Minerals Assurance Process, and that it has no reason to believe that the remaining Conflict Minerals used in products manufactured or contracted to be manufactured by the Company and necessary to their functionality or production may have originated in the Covered Countries.
Pursuant to the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the "April 2017 Guidance"), the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD. As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.
In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at (ir.jameshardie.com.au).
Item 1.02 - Exhibit
None.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 - Resource Extraction Issuer Disclosure
Not applicable.
Section 3 – Exhibits
Item 3.01 - Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

James Hardie Industries plc

Date: May 27, 2026	By:	/s/ Tim Beastrom
Tim Beastrom
Chief Legal Officer